Page 1 of 23

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
______________________


Century Properties Fund XIV

LIMITED PARTNERSHIP UNITS
(Title of Class
of Securities)

NONE
(CUSIP Number of Class
of Securities)
______________________

John K. Lines, Esq.
General Counsel and Secretary
Insignia Financial Group, Inc.
One Insignia Financial Plaza
Greenville, SC 29602
(803) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement
_____.
                                                     Page 2 of 23

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Financial Group, Inc.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 26,615.0543 Units of
Beneficially                            Limited Partnership
Owned by Each                           Interest ("Units") (See
Reporting                               Item 4)
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      26,615.0543
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               IFGP Corporation


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power                - 0 -
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power           - 0 -

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia NPI, L.L.C.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 26,615.0543 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      26,615.0543
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     OO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Riverside Drive L.L.C.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 26,615.0543 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      26,615.0543
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     OO




*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Andrew L. Farkas


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          United States


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 26,615.0543 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      26,615.0543
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Commercial Group, Inc.


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 26,615.0543 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      26,615.0543
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Insignia Properties Corporation


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)      X

3.   SEC Use Only



4.   Sources of Funds*
     BK


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power                  - 0 -
of
Shares         8.   Shared Voting Power 26,615.0543 Units
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power             - 0 -

               10.  Shared Dispositive Power      26,615.0543
                                                  Units

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     26,615.0543 Units



12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     41.1%



14   Type of Reporting Person*

     CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

   The following information is hereby added to the information provided in response to Item 1:

   The new address of the principal executive offices of the Issuer is c/o Insignia Financial Group, Inc., One Insignia
Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602.

Item 2.   Identity and Background

   The following information is hereby added to the information provided in response to Item 2:

   The names and business addresses of the additional persons filing this statement are (i) Insignia Commercial Group, Inc., a Delaware corporation ("ICGI"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602 and Insignia Properties Corporation, a Delaware corporation ("IPC"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602. Both ICGI and IPC are included within the defined term "Reporting Persons."

   The executive officers of both ICGI and IPC are: William H. Jarrard, Jr., Director and President; Ronald Uretta, Vice President and Treasurer; and John K. Lines, Vice President and Secretary. See Schedule I for information concerning their respective business addresses, present principal occupations or employment and citizenship.

   Insignia is a public company whose stock is traded on the New
York Stock Exchange under the symbol IFS.

Item 3.   Source and Amount of Funds or Other Consideration

   The following information is hereby added to the information provided in response to Item 3:

   All of the funds used in making the purchase of the Units, $6,204,700, were drawn under a revolving credit facility established by a syndicate of lenders for the benefit of Insignia Financial Group, Inc., with First Union National Bank of South Carolina as Administrative Agent and Lehman Commercial Paper, Inc. as Syndication Agent.

Item 4.   Purpose of Transaction

   The following information is hereby added to the information provided in response to Item 4:

   On January 19 and 22, 1996, the closing of the transactions contemplated by the Partnership Units Purchase Agreement, the NPI Inc. Stock Purchase Agreement, collectively referred to as the "Purchase Agreements", and certain related agreements, occurred.

Item 5.   Interest in Securities of the Issuer

   The following information is hereby added to the information provided in response to Item 5:

   (a) The Reporting Persons may be deemed to be the beneficial owner of the aggregate number of Units set forth in Row 11 of the Cover Page, equalling the percentage ownership set forth in Row 13 of the Cover Page.

   (c)    On January 19, 1996, Insignia LLC purchased
26,615.0543 Units of the Issuer.  Insignia LLC paid approximately
$233.13 per unit for the Units.

   (d)    See Item 4.

Item 7.   Material to be Filed as Exhibits

   The following material is hereby added to the materials provided in response to Item 7:

   (d)    Joint Filing Agreement, dated as of January 30, 1996.

   (e) Press Release, incorporated by reference to Exhibit E to the Reporting Persons' Amendment Number 1 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 1996 with respect to the Reporting Persons' ownership interest in National Property Investors II.

   (f) Credit Agreement, dated as of December 11, 1995, among Insignia Financial Group, Inc., First Union National Bank of South Carolina, and Lehman Commercial Paper Inc., incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Insignia Financial Group, Inc. with the Securities and Exchange Commission on January 30, 1996.
                                                    Page 19 of 23

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  January 30, 1996

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         IFGP CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President/Secretary

                         INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         RIVERSIDE DRIVE, L.L.C.
                         By:   INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary



                            /s/ Andrew L. Farkas
                              Andrew L. Farkas

                         INSIGNIA COMMERCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                         INSIGNIA PROPERTIES CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                          EXHIBIT INDEX

Exhibit             Description                              Page

     (d)  Joint Filing Agreement                               22

     (e)  Press Release                                       (1)

     (f)  Credit Agreement, dated as of December 11, 1995,
          among Insignia Financial Group, Inc., First Union
          National Bank of South Carolina, and Lehman
          Commercial Paper Inc.                               (2)


_________________________


(1) Incorporated by reference to Exhibit E to the Reporting Persons' Amendment Number 1 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 1996 with respect to the Reporting Persons' ownership interest in National Property Investors II.

(2) Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Insignia Financial Group, Inc. with the Securities and Exchange Commission on January 30, 1996.

                            EXHIBIT D

               Agreement of Filing of Schedule 13D



          Each of the undersigned hereby agrees that the Amendment Number 1 to Schedule 13D dated January 30, 1996 to which this Agreement is attached as Exhibit D, may be filed on behalf of each such person.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  January 30, 1996

                         INSIGNIA FINANCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         IFGP CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President/Secretary

                         INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary

                         RIVERSIDE DRIVE, L.L.C.
                         By:   INSIGNIA NPI, L.L.C.
                         By:   INSIGNIA FINANCIAL GROUP, INC.,
                               member



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    General Counsel and Secretary



                            /s/ Andrew L. Farkas
                              Andrew L. Farkas

                         INSIGNIA COMMERCIAL GROUP, INC.



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary

                         INSIGNIA PROPERTIES CORPORATION



                         By:     /s/ John K. Lines
                         Name:  John K. Lines
                         Title:    Vice President and Secretary